MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

August 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-K for year ended December 31, 2018

File No. 333-229030

Your Correspondence dated July 19, 2019

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated July 19, 2019. The specific comments below are numbered to correspond to your comment letter concerning the Company’s Form 10-K/A-1 for the year ended December 31, 2018.

Amendment No. 1 to Form 10-K for period ended December 31, 2018 filed June 25, 2019

Results of Operations, page 31

1. We note your response to prior comment 3 and your revised disclosure on page 33 showing that $17.1 million of the total $17.3 million SG&A decrease in 2018 is from lower stock compensation expense. We also note your disclosure on page 35 that the decrease was related to you issuing less stock-based compensation for consulting services. Please revise your disclosure on page 33 to address the following:

• Revise your tabular disclosure to also more clearly label the stock based compensation by the nature of the expense rather than solely the payment method.

• Expand your disclosure to identify the nature of various consulting services received that comprised the $18.1 million in 2017, providing the respective quantification. Clearly identify the objective outcomes resulting from the consulting services.

To the extent a portion of the stock based compensation is paid to officers and directors, separately identify those amounts and label them as such.

More clearly explain the reasons for the decreases in these amounts and your expectations for the future trends of the various types of expenses paid for with stock based compensation.

U.S. Securities and Exchange Commission

August 8, 2019

Response: Please see pages 33-35 of our amended Form 10-K/A-2, the additional disclosure follows below:

The following is a tabular breakdown of expenses related to Selling, General and Administrative Expenses:

MARIJUANA COMPANY OF AMERICA, INC.
VARIANCE ANALYSIS OF G&A EXPENSES
2018 vs 2017

G&A Expense acct	2018	2017	Variance
Stock Based Compensation(1)	1,052,425	18,108,832	(17,056,407)
Officer's Compensation	698,675	1,248,000	(549,325)
Marketing/Media	584,008	49,839	534,169
Consulting fees	368,185	1,133,109	(764,925)
Legal expense	226,205	317,703	(91,498)
Investor Relations	220,205	109,799	110,406
Admin Compensation	216,595	0	216,595
Independent contractor	104,223	90,750	13,473
Advertising and Promotion	70,970	77,552	(6,582)
UK Contract Compensation	65,259	0	65,259
Audit Fee	38,384	16,000	22,384
Board of Director Fees	34,500	0	34,500
Bank Service Charges	25,971	3,999	21,972
Accounting	23,077	0	23,077
Rent Expense	21,986	10,827	11,159
Special Events	14,177	0	14,177
Office Supplies	13,433	0	13,433
Software	12,294	0	12,294
Marketing Compensation	11,600	0	11,600
Wholesale Commissions	11,558	0	11,558
Fees/Licensing	2,003	29,473	(27,470)
All other expenses, net	164,761	76,874	87,887
Total G & A expenses	3,980,493	21,272,758	(17,292,264)

Our administrative compensation costs increased from $0 to $216,595 in 2017 to 2018 respectively, this increase was due to our hiring additional employees and the administrative expansion of our corporate offices. Marketing/Media increased from $49,839 in 2017 to $584,008 in 2018, an increase of $534,169. This increase is due to our product marketing expansion, media costs related to the development and production of a television commercial, and establishing and expanding our marketing/media efforts in the UK. Our costs for investor relations increased from $109,799 in 2017 to $220,205 in 2018. This was due to increased costs related to Network Newswire for consulting on our press releases and publicity. We had material reductions in our costs associated with stock based compensation from $18,108,832 in 2017 to $1,052,425 in 2018. This reduction was the result of a lower price for our common stock in 2018, which led to a decrease in expense for stock issuances for services in 2018, as well as fewer stock awards issued during 2018. The company had several in the development stage in 2017 and thus issued stock to incentivize its contractors and employees to develop operations, which were fully operational in 2018. We also had a material reductions in our officer’s compensation and consulting fees, from $1,248,000 in 2017 to $698,675 in 2018, and $1,133,109 in 2017 to $368,185 in 2018 respectively. These decreases were due to our lack of cash in 2017 to compensate our officers and consultants. We had an increase in Board of Directors fees of $34,500 in 2018 compared to $0 in 2017. This increase was due to appointing and paying our new independent directors in 2018. Overall, our general and administrative costs from 2017 to 2018 were reduced from $21,272,758 to $3,980,493, respectively.

U.S. Securities and Exchange Commission

August 8, 2019

(1) The $(17,056,407) reduction in stock based compensation in 2018, as compared to 2017, resulted from our issuance of an aggregate amount of $17,397,500 director and officer bonuses for 2017, compared to a corresponding issuance of $422,000 for 2018. Our 2017 stock based bonus compensation, as compared to 2018, for officers and directors were:

Officer and Director	2017	2018
Donald Steinberg	6,439,000	0
Charles Larsen	6,439,000	0
Robert L. Hymers, III	4,519,500	422,000

The 2017 stock compensation bonuses were issued by the Board of Directors pursuant to our Equity Incentive Plan and executive contracts with our directors and officers. Pursuant to our Equity Incentive Plan, which was implemented in 2017, the Company has discretion to make stock awards to its affiliates for past services, in lieu of bonus or other cash compensation, for directors’ compensation or for any other valid purpose. At December 31, 2017, we reviewed the performance of our affiliates, and in making the 2017 awards, determined the awards justified because our affiliates:

1.	Worked successfully to complete a two-year PCAOB audit of our books and records in advance of, and as a prerequisite to, our filing of Form 10-12g with the Commission;
2.	Successfully negotiated the conversion of $131,110 in outstanding debt into restricted common stock, which increased our solvency and strengthened our capital structure;
3.	Successfully negotiated for our acquisition of cash and other assets in the amount of $240,085;
4.	Successfully conducted a private placement of our restricted common stock during 2016 and 2017 which generated $574,500 in operating capital for the Company;
5.	Provided loans to the Company during 2015 and 2016 in the aggregate amount of $93,142, and chose to convert the debt into restricted common stock, increasing the equity of the Company and reducing the debt at the personal expense of the Officers and directors;
6.	Successfully transitioned our Company from a development stage company to a revenue producing company;
7.	Successfully developed, managed and supervised the development of our first hempSMART™ product, hempSMART™ Brain;
8.	Implemented a new multi-level marketing backend system to support the distribution and marketing of the hempSMART™ brand;
9.	Successfully negotiating the settlement of 45.5 million shares that were issued prior to the Company changing its business model to Marijuana Company of America without entering litigation. Settling outside of court protected the Company from potential costly litigation. The cancellation of these shares and their corresponding return to treasury helped to decrease the potential chance of dilution to the Company’s stock holders;
10.	Did not receive any cash compensation from their employment contracts from inception.

Our Equity Plan issuances to affiliates as of December 31, 2018 decreased by 16,975,500. This was due to the Company emerging from being a development stage company to a revenue producing company, and was operational and paying fixed salaries.

U.S. Securities and Exchange Commission

August 8, 2019

The balance of our stock based compensation in 2018, as compared to 2017 was for consulting services as follows:

Consultant Name	2017 Stock-Based Compensation	2018 Stock-Based Compensation	Variance	Nature of Consulting Services Provided
PYP Enterprises	89,500	30,000	(59,500)	Marketing services; strategic advisory board; operations management hempSMART™
David Cook	189,500	175,000	(14,500)	hempSMART™ Product development; hempSMART™ Brain
Ronald Ryan	189,500	175,000	(14,500)	Management support services for Bougainville joint venture
Robert Peak and Robert Cronin	242,832	0	(242,832)	Business consulting; multi-level marketing.
Caren Glasser	0	60,900	60,900	Business consulting operations for hempSMART™
Casey Eberhart	0	64,895	64,895	Consultant for multi-level marketing.
Paula Vetter	0	9,905	9,905	Medical advisory specialist for hempSMART™
Lauren Regler	0	10,000	10,000	Web Site design and maintenance.
John Justin-Davis	0	19,950	19,950	Medical Advisory Board services.
Jesus Quintero	0	8,675	8,675	CFO contract engagement.
Ian Harvey	0	500	500	International business consulting and marketing services.
Vanessa Hunter	0	1,000	1,000	Marketing design consulting services.
Sam Rosenberg	0	72,600	72,600	Inventory management.
Trevor Muehlfelder	0	2,000	2,000	Operations consulting.

The objective outcomes resulting from the consulting services are summarized as follows:

•	The adoption and implementation of our business plans from 2016 through 2018 required professional consulting services allowing us to develop and implement our multi-level marketing and sales business plan. This involved vetting and selecting appropriate multi-level marketing ecommerce and marketing technology solutions, developing strategies to market our multi-level marketing sales and vetting and working with solutions providers in the programming, designing and administration of multi-level marketing sales platforms. Our business consulting and marketing personnel, including Mr. Muehlfelder, Ms. Hunter, Mr. Rosenberg, Ms. Regler, Mr. Eberhart, PYP Enterprises, Ms. Glasser and Messrs. Peak and Cronin all consulted to identify multi-level service providers in sales, marketing and accounting; vet those providers and consult with us to select and implement the various ecommerce sales, accounting and product delivery methodologies.
•	In order to implement our business plans regarding hempSMART,™ we needed to develop products, marketing strategies, and select appropriate manufacturers and distribution services. Mr. Cook provided product development services in conjunction with services provided by our advisory board members, Ms. Vetter and Mr. Justin-Davis, and the marketing design consultation services of Ms. Hunter, Ms. Regler, Ms. Glasser and PYP Enterprises, and the inventory management consulting of Mr. Rosenberg.
•	Mr. Ronald Ryan provided us with management consulting services surrounding our initial investigation and consideration of the Bougainville joint venture project. Mr. Ryan provided us with due diligence investigation into the opportunity and advised us concerning possible operations in Washington state.

•	Our issuance of 8,675 shares to Mr. Jesus Quintero was required by contract whereby Mr. Quintero became our Chief Financial Officer.

U.S. Securities and Exchange Commission

August 8, 2019

We anticipate continuing to reduce our dependence on stock based compensation in the future. However, given our present cash position, and because of possible increased operational costs including overhead, product manufacturing and development, and related costs, we may, to the extent necessary, utilize stock based compensation in the future to compensate key product development, operations and sales and marketing personnel.

Item 9A. Controls and Procedures, page 44

2. We note your response to prior comment 8. Please revise to provide the following:

• Disclose your evaluation of the disclosure controls and procedures (DCP) as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, including your conclusion as of the period covered by this report. Your revised disclosures gives two separate conclusions on the effectiveness of internal controls over financial reporting (ICFR) but omits a conclusion on DCP.

• Regarding the two material weaknesses that you have identified, please revise to identify the extent to which material weaknesses have been resolved.

Response: Please see pages 45-46 of our amended Form 10-K/A-2; the revised disclosure follows:

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's president and chief executive officer and the Company's chief financial officer to allow for timely decisions regarding required disclosure.

In connection with this annual report, as required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, we carried out an evaluation of the effectiveness of the design and operation of our company’s disclosure controls and procedures as of December 31, 2018, under the supervision of our Board of Directors, our Principal Executive Officer and Principal Financial Officer. In designing and evaluating the Company's disclosure controls and procedures, the Company's management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

As of the date of this annual report on Form 10-K, the Company determined that its disclosure controls and procedures were not effect due to a material weakness and significant deficiency identified in the Company's internal control over financial reporting, described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant's financial reporting.

U.S. Securities and Exchange Commission

August 8, 2019

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Based on this evaluation, the Company's management concluded its internal control over financial reporting was not effective as of December 31, 2018. The ineffectiveness of the Company's internal control over financial reporting was due to the following identified material weakness and significant deficiency:

Material Weakness

(1) a lack of organizational controls designed to allow us to gather and provide our auditor timely documentation concerning our joint ventures’ financial records. This material weakness causes us to not be able to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and effectively close our books in a timely fashion and report to the Commission consistent with its rules and forms.

Significant Deficiency

(2) a procedural failure to update our disclosures to include relevant accounting standards updates.

Changes in Internal Control over Financial Reporting.

In order to address the material weakness and significant deficiency noted above, we made the following respective changes to our internal control over financial reporting, numbered to correspond with the foregoing discussion:

(1) After our year ended December 31, 2018, we considered and approved on May 28, 2019, an internal audit sub-committee, led by independent director Robert Coale, to obtain timely information on a weekly basis on the status of our joint ventures, the respective budgets and expenses and variances on balances. Mr. Jesus Quintero, our Chief Financial Officer, has monitored, reviewed and to the extent he deemed prudent, tested Mr. Coale’s work since inception of the internal audit sub-committee. Mr. Coale has reported to the Board of Directors on the status of each joint venture on a weekly basis, along with a discussion of the ability to sell and liquidate inventory and to also advised concerning funding. Although we believe our implementation of this framework will provide an effective preventative control that will allow us to provide our auditor timely information about our joint ventures so that we can close our books in a timely fashion and file our reports to the Commission consistent with its rules and forms, our internal sub-committee has been operational for approximately one month, and so our evaluation of its effectiveness is not complete and will require further review, assessment and disclosure. Therefore, this material weakness is not resolved.

U.S. Securities and Exchange Commission

August 8, 2019

(2) We also included as part of our closing process a checklist to review and update accounting standard updates to be reviewed and approved by our Chief Financial Officer and auditor for inclusion in our Commission filings. We expect that this remedy will insure that our disclosures going forward will include the appropriate accounting standards updates and will remedy the significant deficiency. Therefore, we believe this significant deficiency to be remediated.

Our management will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and is committed to taking further action and implementing additional enhancements or improvements, as necessary.

Certifications, page 51

3. We note your response to prior comment 19 and reissue our comment in its entirety. Your certifications filed as Exhibits 31.1 and 31.2, with both the original 10-K on April 15, 2019 and this amendment number one to the 10-K on June 25, 2019, are each missing the introductory language in paragraph 4 referring to internal control over financial reporting. You also continue to omit the paragraph regarding the design of internal control over financial reporting. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation SK.

Response: Please see the revised Exhibits 31.1 and 31.2 included in the amended Form 10-K/A-2; the revisions appear below:

Exhibit 31.1

I, Donald Steinberg, certify that:

1. I have reviewed this annual report on Form 10-K/A-2 for fiscal year ended December 31, 2018 of Marijuana Company of America, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

U.S. Securities and Exchange Commission

August 8, 2019

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

By: /s/ Donald Steinberg

Donald Steinberg

Principal Executive Officer

Date:

Exhibit 31.2

I, Jesus M. Quintero, certify that:

1.. I have reviewed this annual report on Form 10-K/A-1 for fiscal year 2018 of Marijuana Company of America, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

U.S. Securities and Exchange Commission

August 8, 2019

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

By: /s/ Jesus M. Quintero

Jesus M Quintero

Principal Financial Officer

Date:

Report of Independent Registered Public Accounting Firm, page F-1

4. We note your response to prior comment 11 regarding the audit report accompanying your financial statements. Please address the following:

• As previously requested, please ensure that your auditors provide reports that are fully compliant with PCAOB AS 3101. In response to this comment, please ensure that the audit opinion is addressed to both the board of directors and shareholders. Further, please ensure the opinion specifically includes a positive statement indicating that the financial statements subjected to audit include the related notes and any related schedules, if applicable.

• Revise to ensure that the auditor's city and state reflected in both this audit report and the auditor's consent in exhibit 23 are consistent. As noted in our previous comment, the opinion in your Form 10-K is signed out of Plantation, Florida. However, the auditor's consent in the Form S-1 is signed out of Cornelius, North Carolina. Please revise one or the other to ensure the location is identified consistently.

Response: We conferred with our auditor. The revised audit opinion is included in our Form 10-K/A-2 on page F-1. Please note that our amended Form S-1 will include a revised auditor opinion that discloses an address consistent with the audit opinion in the Form 10-K.

Stock Based Compensation, page F-8

5. We note your response to prior comment 13, including your revisions to clarify that you cancelled options to purchase 1,000,000,000 shares on February 27, 2019. You still disclose on page F-8 that "As of December 31, 2018 and 2017, the number of outstanding stock options to purchase shares of common stock was 0 and 1,000,000,000 shares, respectively. 0 and 750,000,000 shares were vested as of December 31, 2018 and 2017, respectively."

However, elsewhere you disclose that there were options exercisable into one million shares outstanding as of December 31, 2018. Revise to reconcile this apparent inconsistency.

U.S. Securities and Exchange Commission

August 8, 2019

Response: The Company reviewed and revised its disclosures to consistently state that, due to the cancellation of all outstanding options by Messrs. Larsen and Steinberg on February 27, 2019, the total number of options are 0 consistent with its disclosure on page F-8.

Adoption of Accounting Standards, page F-11

6. We note your response to prior comment 14 regarding the adoption of ASU 2014-09 "Revenue from Contracts with Customers" and the revisions to your revenue recognition disclosures. Please address the following:

• Please revise to provide the transition disclosures required upon adoption, including the following:

o Revise to disclose the date you adopted this guidance, which transition method was used, which of your contracts were included and excluded, and why.

o Revise to disclose any of the following judgments and changes in judgments made in applying the new standard that affected your determination of the amount and timing of revenue recognition, including a description of performance obligations identified, the composition of the transaction price, your basis for allocating the transaction price to performance obligations, and the factors you considered in establishing revenue recognition to be either at a point in time or over time. Please address the following in your response as well as your revised disclosure, referring to the specific guidance of ASU 2014-09 on which you relied:

o In the last paragraph on page F-6, you disclose that you will recognize revenue when persuasive evidence of a significant financing component exists in your contracts. Tell us what you mean here, and revise to clarify whether you believe you have significant financing component in any of your contracts. If so, explain how your transaction price and variable consideration is impacted by the significant financing components of consulting and product sales contracts.

You disclose on F-7 that you record revenue from product sales upon delivery of goods and payment for product. Explain what you mean here and whether your receipt of payment for product sales is always simultaneous with the completion of the performance obligations required for recognition of revenue. Revise to clearly identify the performance obligations in these arrangements.

• For each of your major revenue streams, describe and quantify the extent to which the adoption of the new guidance altered the timing of revenue recognition as determined under the prior guidance.

Response: The Company reviewed its disclosure and implementation of ASC 606, and revised its disclosure on pages F-6 and F-7 of its amended Form 10-K to address your questions above.

Note 4 - Investments, page F-17

7. We note your response to prior comment 15. As previously requested, please revise your debt roll-forward to clearly show how it reconciles to the amounts presented on your Balance Sheet and Statements of Operations. Revise to clarify that the table includes the current portion of your convertible notes payable, but explain why the table excludes the long term convertible notes payable of $172,856 as of December 31, 2017.

Response: The Company reviewed and revised its table and included it in its amended Form 10-K on pages 10 and F-17.

Note 15 - Subsequent Events, page F-31

8. We note your response to prior comment 18 regarding your definitive agreement with Natural Plant Extract of California, Inc. Please provide us with your quantified significance tests for this investment for purposes of both Rule 8-04 Regulation S-X and ASC 323-10-50-3. Tell us how you have accounted for the consummation of the definitive agreement.

U.S. Securities and Exchange Commission

August 8, 2019

Response: The Company will include the quantified significance tests in its Form 10-Q for the quarter ended June 30, 2019.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer